Filed Pursuant to Rule 424(b)(3)

Registration No. 333-153135

SUPPLEMENT NO. 8

DATED OCTOBER 15, 2012

TO THE PROSPECTUS DATED APRIL 25, 2012

OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated April 25, 2012, Cumulative Supplement No. 5 dated July 30, 2012, Supplement No. 6 dated August 24, 2012 and Supplement No. 7 dated August 30, 2012. Unless otherwise defined in this Supplement No. 8, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 8 is to disclose the following:

•	the status and extension of our initial public offering;

•	the registration of our follow-on offering;

•	the recent acquisition and related financing of a 48.4% indirect equity interest in 198 units of a 220-unit multifamily housing community known as Enders Place located in Orlando, Florida;

•	the dismissal of KPMG, LLP as our certifying accountant and the engagement of BDO USA, LLP as our certifying accountant; and

•	the amendment of our Advisory Agreement with our advisor to reduce the monthly asset management fee which the Company pays the advisor from one-twelfth of 1% of the higher of the cost or the value of each asset, to one-twelfth of 0.65% of the higher of the cost or the value of each asset and to increase the acquisition fee which the Company pays our advisor for services in connection with the selection, due diligence and acquisition of a property or investment, to 2.50% from 1.75% of the purchase price.

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share. We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.

As of October 11, 2012, we had accepted aggregate gross offering proceeds of $19.6 million related to the sale of 2,026,328 shares of common stock, exclusive of DRP shares. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania, Kansas, West Virginia or Ohio. After we have accepted subscriptions totaling at least $50 million, we expect to offer our shares to and admit investors in Ohio.

On September 20, 2012 we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission, or the SEC, to register 50,000,000 shares of our common stock (exclusive of shares to be sold pursuant to the Company’s distribution reinvestment program) at a price of $10.00 per share (subject to certain volume discounts described in the prospectus), for maximum aggregate gross offering proceeds of $500.0 million, pursuant to a follow-on offering to this offering (the “Follow-On Offering”). As permitted by Rule 415 under the Securities Act, we will now continue this offering until the earlier of April 13, 2013 or the date the SEC declares the registration statement for the Follow-On Offering effective.

Acquisition of Joint Venture Interest in Enders Place at Baldwin Park

The disclosure below describes our recent joint venture investment in Enders Place. All figures provided below are approximate.

On October 2, 2012, through a wholly-owned subsidiary of our operating partnership, we completed an investment in a multi-tiered joint venture along with Bluerock Special Opportunity + Income Fund III, LLC (“BEMT Co-Investor”), which is an affiliate of our sponsor, and Waypoint Enders Investors, LP (“Waypoint”) and Waypoint Enders GP, LLC (“Waypoint GP”), both unaffiliated entities, to acquire 198 units of a 220-unit multifamily housing community commonly known as “Enders Place” located at 4248 New Broad Street, Orlando, Florida 32814 (the “Enders Property”), from Enders Holdings, LLC, an unaffiliated entity (the “Seller”). The Enders Property is owned by Waypoint Enders Owner, LLC, a Delaware limited liability company (the “Enders JV Entity”). The material features of the investment in the joint venture, the property acquisition and the acquired property are described below. The related financings are described below.

Enders Member JV Entity

The Company invested $4,716,846 acquire a 95% equity interest in BR Enders Managing Member, LLC (the “Enders Member JV Entity”) through a wholly-owned subsidiary of the Company’s operating partnership, BEMT Enders, LLC (“BEMT Enders”). BEMT Co-Investor invested $258,762 to acquire the remaining 5% interest in the Enders Member JV Entity.

BEMT Co-Investor is the manager of the Enders Member JV Entity. Under the terms of the operating agreement of the Enders Member JV Entity, major decisions with respect to the joint venture are made by the majority vote of an appointed management committee, which is controlled by BEMT Enders. These major decisions include: (i) a merger or sale of all assets; (ii) admission or removal of members and additional equity issuances; (iii) liquidation, dissolution or termination; (iv) employing individuals; (v) incurring liabilities in excess of $25,000; (vi) expenses or distributions in excess of $25,000; (vii) entering into material agreements; (viii) acquiring other real property; (ix) appointing or removing representatives of the Enders Member JV Entity on the management committee of Waypoint Bluerock Enders JV, LLC (the “Waypoint Enders Entity”); and (x) the amount and timing of additional capital contributions. If the Company and BEMT Co-Investor are not able to agree on a major decision or at any time after October 2, 2015, any party may initiate a buy-sell proceeding. Additionally, any time after October 2, 2015, any party may initiate a proceeding to force the sale to a third party of the Enders Member JV Entity’s interest in the Waypoint Enders Entity, which is the managing member of the Enders JV Entity, or, in the instance of the non-initiating parties’ rejection of a sale, cause the non-initiating parties to purchase the initiating party’s interest in the Enders Member JV Entity. The operating agreement contains terms, conditions, representations, warranties and indemnities that are customary and standard for joint ventures in the real estate industry.

Distributions from the Enders Member JV Entity to BEMT Enders and BEMT Co-Investor will be made on a pari passu basis in accordance with the member’s ownership percentages.

Waypoint Enders Entity

The Enders Member JV Entity contributed all of its capital to acquire a 99.9% equity interest in the Waypoint Enders Entity, of which it is the managing member. Waypoint GP, which is the general partner of Waypoint, owns the remaining 0.1% interest in the Waypoint Enders Entity.

Under the terms of the operating agreement of the Waypoint Enders Entity, major decisions with respect to the joint venture or the Enders Property are made by the majority vote of an appointed management committee, which is controlled by the Enders Member JV Entity. These major decisions include: (i) hiring or terminating any property manager or asset manager, subject to Enders Member JV Entity’s termination of a property manager for cause; (ii) approval of operating budgets beginning with the 2014 calendar year and capital budgets beginning with the 2015 calendar year; (iii) a merger or sale of the Waypoint Enders Entity or its assets; (iv) refinancing or encumbering the Enders Property; (v) selling the Enders Property after October 2, 2013 or individual condominium units at the Enders Property after October 2, 2014; (vi) acquiring other real property; (vii) taking any material action with respect to the condominium or owner’s association affecting the Enders Property, including voting as a member of the condominium or association board or collapsing the condominium; (viii) filing or consenting to bankruptcy; and (ix) making additional capital calls after October 2, 2013, other than certain pre-approved and protective capital calls, among others (“JV Major Decisions”).

Further, the Waypoint Enders Entity members have agreed that the following actions may not be taken without the prior written consent of the other member: (i) admission, withdrawal or removal of a member or transfer of an interest in a member resulting in a change of control, unless the member remains indirectly controlled by the member’s sponsor; (ii) issuing equity to a third party; (iii) a liquidation, dissolution or termination; (iv) any additional capital call up to October 2, 2014; (v) the sale of the Enders Property prior to October 2, 2013 or individual condominium units prior to October 2, 2014; or (vi) material increases from the approved annual operating budget or material changes in the nature thereof (“JV Prohibited Actions”).

To the extent that the Enders Member JV Entity and Waypoint GP (a) are not able to agree on a JV Major Decision other than a refinancing event after October 2, 2013, or (b) are not able to agree on a JV Major Decision involving a refinancing event after October 2, 2014, either party may initiate a buy-sell proceeding. Any exercise of the buy-sell by a member will also trigger a buy-sell proceeding by that member’s affiliate at the Enders JV Entity. Prior to these lockout periods, no action may be taken on any JV Major Decision on which the members do not unanimously agree. The operating agreement contains terms, conditions, representations, warranties and indemnities that are customary and standard for joint ventures in the real estate industry.

Pursuant to the provisions of the operating agreement, distributions are made generally as follows: (i) first, to the Enders Member JV Entity in an amount equal to any special management incentive fee allocation distributed to the Waypoint Enders Entity from the Enders JV Entity, as described below; (ii) second, to the members until they have received a return of 18% per annum, compounded quarterly, on any capital contributed by the members and used by the Waypoint Enders Entity to advance a loan to Waypoint if it fails to make a required capital contribution to the Enders JV Entity (“priority capital”); (iii) third, to return undistributed priority capital to the advancing members; (iv) fourth, to the members until they have received a preferred return equal to the greater of (a) 10% per annum, compounded quarterly or (b) a member’s total capital contributions multiplied by 1.3; (v) fifth, to return undistributed capital to the respective members; and (vi) the balance, if any, 80% to the members in accordance with their ownership percentages and 20% to Waypoint GP.

Enders JV Entity

The Waypoint Enders Entity is the managing member of the Enders JV Entity, which is a special-purpose entity that holds title to the Enders Property. Under the terms of the operating agreement of the Enders JV Entity, JV Major Decisions are made by the majority vote of an appointed management committee, which is controlled by the Waypoint Enders Entity. The members have also agreed that Prohibited Actions may not be taken without the prior written consent of the other member.

To the extent that the Waypoint Enders Entity and Waypoint (a) are not able to agree on a JV Major Decision other than a refinancing event after October 2, 2013, or (b) are not able to agree on a JV Major Decision involving a refinancing event after October 2, 2014, either party may initiate a buy-sell proceeding. Any exercise of the buy-sell by a member will also trigger a buy-sell proceeding by that member’s affiliate at the Waypoint Enders Entity. The operating agreement contains terms, conditions, representations, warranties and indemnities that are customary and standard for joint ventures in the real estate industry.

Pursuant to the provisions of the operating agreement, distributions are made generally as follows: (i) first, to the Waypoint Enders Entity in an amount equal to any special management incentive fee allocation as described below; and (iv) second, to the members pari passu in accordance with their ownership percentages. However, if a member fails to contribute required capital to the Enders JV Entity, the other member has the right to make a loan to that defaulting member at a rate of 18% per annum, compounded quarterly, with any principal and interest being paid to the non-defaulting member from the defaulting member’s distributions until repaid in full.

Indirect Ownership Interests in Enders Property

As a result of the structure described above, we hold a 48.4% indirect equity interest, BEMT Co-Investor holds a 2.5% indirect equity interest, and Waypoint Enders GP holds a .051% indirect equity interest in the Enders Property (50.951% in the aggregate), and Waypoint holds the remaining 49.049% direct equity interest.

Our equity capital investment in the joint venture was funded with the proceeds of a working capital line of credit advance from BEMT Co-Investor and Bluerock Special Opportunity + Income Fund II, LLC (“BEMT Co-Investor II”), an affiliate of our advisor, to the Company, the terms of which are described below under Item 2.03.

The Enders Property

The aggregate purchase price for the Enders Property was $25.1 million, plus closing costs. The acquisition was funded with $9,188,000 of gross equity from the Enders JV Entity, and a $17.5 million senior mortgage loan made by Jones Lang Lasalle Operations, L.L.C. and subsequently assigned to Freddie Mac (the “Enders Senior Loan”), which Enders Senior Loan is secured by the Enders Property. The purchase price for the transaction was determined through negotiations between the Seller and Waypoint Residential, LLC, and its affiliates. Neither we nor our advisor is affiliated with the Seller and there is no material relationship between the Seller and us or our affiliates, or any of our directors, officers or their respective associates, other than in respect of this transaction. In evaluating the Enders Property as a potential investment and determining whether the amount of consideration to be paid was appropriate, a variety of factors were considered, including overall valuation of net rental income, expected capital expenditures, the community features and amenities, location, environmental issues, demographics, price per unit and occupancy.

The Enders Property is located in Orlando, Florida and is part of a community development known as “Baldwin Park”. The property, built in 2003, is comprised of 220 units, featuring studio, one-, two-, three-, and four-bedroom layouts. The property contains approximately 234,600 rentable square feet and the average unit size is 1,185 square feet. As of September 21, 2012, the property had an average rent of $1,400 per unit and was 94% occupied. The community has access to all Baldwin Park amenities, including pools, fitness centers, community gathering rooms and playgrounds. The Enders Entity JV owns 198 units of the 220 units.

The Enders Property is subject to two separate condominium associations, the Enders Place at Baldwin Park Condominium Association, which is specific to the condominium units and common areas of the Enders Property (the “Enders Condo Association”), and the Baldwin Park Residential Owners Association, which governs the larger Baldwin Park community development of which the Enders Property is a part. The Enders Entity JV will control the Enders Condo Association.

Our advisor believes that the Enders Property is well located, has acceptable roadway access, is well-maintained and adequately insured, and has been professionally managed. We do not intend to make significant repairs or improvements to the Enders Property over the next few years.

Bridge Real Estate Group, LLC d/b/a Waypoint Management (the “Property Manager”) will be responsible for providing day-to-day property management services to the Enders Property. It will receive a management fee of 3.3675% of monthly gross receipts generated by the Enders Property. If, at the end of each calendar quarter, the last three months’ actual controllable net operating income exceeds budgeted guidelines for such previous three-month period, the Property Manager will receive an additional incentive fee equal to 0.3825% of the monthly gross receipts generated by the Enders Property during such 3-month period. If incentive fee is not payable to the Property Manager, it will be allocated and distributed to the Waypoint Enders Entity and then further distributed to the Enders Member JV Entity as a special management incentive fee allocation. The management agreement has a 1-year term commencing October 2, 2012, and provides for automatic annual extensions unless terminated.

Senior Financing and Guaranty Obligations related to the Enders Property

The Enders Senior Loan is secured by the Enders Property. The Enders Senior Loan has a 10-year term, maturing on November 1, 2022. The effective interest rate on the loan is fixed at 3.97% per annum, with interest-only payments for the first two years and fixed monthly payments of approximately $83,245 based on a 30-year amortization schedule thereafter.

After the expiration of the yield maintenance period on May 1, 2022, a prepayment premium equal to a maximum of 1% of the principal balance would be due if the Enders Senior Loan were prepaid. Beginning August 1, 2022, the Enders Senior Loan can be prepaid without penalty.

In conjunction with the closing of the Enders Senior Loan, BEMT Co-Investor and Robert C. Rohdie (“Rohdie”) guaranteed liabilities of the Enders JV Entity under the Enders Senior Loan, including environmental indemnities, in the instance of certain non-recourse carveout events (each, a “Mortgage Guaranty”). The Enders Member JV Entity agreed to indemnify Rohdie, and Waypoint and Waypoint GP and their employees, agents, representatives, officers and members (other than Rohdie), and any person, other than the Enders Member JV Entity or any affiliate thereof, acquiring a membership interest in the Waypoint Enders Entity, from certain losses arising under Rohdie’s Mortgage Guaranty caused by the Enders Member JV Entity or one of its affiliates, and to share any jointly-caused and no-fault losses with Waypoint and Waypoint GP in accordance with their respective ownership percentages. Additionally, the Company agreed to indemnify the Enders JV Entity against any losses incurred in connection with its execution and delivery of certain indemnity letters to the Seller and HSH Nordbank, AG and to Jones Lang LaSalle Americas, Inc. in connection with the Rule 3-14 audit of the financial statements of the Enders Property.

Affiliate Working Capital Line of Credit

On October 2, 2012, the Company entered into a working capital line of credit provided by BEMT Co-Investor and Bluerock Special Opportunity + Income Fund II, LLC, pursuant to which it may borrow up to $12.5 million (the “BEMT Co-Investor LOC”), pursuant to which it made an initial draw of $4.8 million. The BEMT Co-Investor LOC has a 6-month term. The maturity date is April 2, 2013, and may be prepaid without penalty. It bears interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 7.50%, annualized for three months, and thereafter bears interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 8.50% for the remainder of the term. Interest on the BEMT Co-Investor LOC will be paid on a current basis from cash flow distributed to the Company from its real estate assets. The BEMT Co-Investor LOC is secured by a pledge of the Company’s unencumbered real estate assets, including those of its wholly owned subsidiaries. In accordance with the requirements of the Company’s charter, the BEMT Co-Investor LOC was reviewed and approved by a majority of the board of directors (including a majority of the independent directors) as being fair, competitive, and commercially reasonable and no less favorable to the Company than loans between unaffiliated parties under the same circumstances. Furthermore, due to the unique investment opportunity presented by the Enders Property, including the accretive impact of the acquisition, the board of directors expressly considered and approved leverage in excess of our general charter-imposed limitations in connection with entering into the BEMT Co-Investor LOC.

Change of Certifying Accountant

Former independent registered public accounting firm

On October 3, 2012, Bluerock Enhanced Multifamily Trust, Inc. (the "Company") dismissed KPMG LLP ("KPMG") as the Company’s independent registered public accounting firm. The Audit Committee of the Company's Board of Directors (the "Audit Committee") approved the dismissal of KPMG.

The audit reports of KPMG on the Company's consolidated financial statements as of and for the years ended December 31, 2011 and 2010 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2011 and 2010, and the subsequent interim period through October 3, 2012, the Company did not have any disagreements with KPMG, as such term is described in Item 304(a)(1)(iv) of Regulation S-K under the Securities Exchange Act of 1934 (the "Exchange Act"), on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in its reports on the financial statements for such years.

During the years ended December 31, 2011 and 2010, and the subsequent interim period through October 3, 2012, there were no "reportable events" as such term is described in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act with respect to the Company.

KPMG was provided a copy of our Current Report on Form 8-K with these disclosures prior to its filing with the SEC, and the Company requested that KPMG furnish a letter addressed to the SEC stating whether or not KPMG agrees with the statements made. The letter from KPMG, dated October 10, 2012, is filed as Exhibit 16.1 to the Company’s Current Report on Form 8-K dated October 10, 2012.

New independent registered public accounting firm

The Company has engaged BDO USA, LLP ("BDO") to serve as the independent registered public accounting firm to audit its consolidated financial statements for the fiscal year ending December 31, 2012. The Audit Committee approved the engagement of BDO.

During the years ended December 31, 2011 and 2010 and the subsequent interim period through October 3, 2012, the Company has had no consultations with BDO concerning: (a) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements as to which the Company received a written report or oral advice that was an important factor in reaching a decision on any accounting, auditing or financial reporting issue; or (b) any disagreements, as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act; or (c) any reportable events, as defined in Item 304(a)(1)(v) under the Exchange Act.

Amendment of Advisory Agreement

On September 26, 2012, the Company and our Advisor, agreed to amend the Amended and Restated Advisory Agreement (the “Advisory Agreement”) pursuant to a resolution approved by the Company’s Board of Directors, including its independent directors.

Under the amended Advisory Agreement, the monthly asset management fee which the Company pays the Advisor is reduced from one-twelfth of 1% of the higher of the cost or the value of each asset, to one-twelfth of 0.65% of the higher of the cost or the value of each asset. Further, under the amended Advisory Agreement, the acquisition fee the Company pays to the Advisor for services in connection with the selection, due diligence and acquisition of a property or investment, is increased to 2.50% from 1.75% of the purchase price.

Beginning September 26, 2012, the Company will pay the Advisor a monthly asset management fee for day-to-day management of the Company’s assets and operations, which equals one-twelfth of 0.65% of the higher of the cost or the value of each asset, where (A) cost equals the aggregate amount actually paid, excluding acquisition fees and expenses, to purchase each asset the Company acquires, including any debt attributable to the asset (including debt encumbering the asset after its acquisition), provided that, with respect to any properties the Company develops, constructs or improves, cost will include the amount expended by the Company for the development, construction or improvement, and (B) the value of an asset is the fair market value established by the most recent independent valuation report, if available, without reduction for depreciation, bad debts or other non-cash reserves; provided, however, that 50% of the Advisor’s asset management fee will not be payable until stockholders have received distributions in an amount equal to at least a 6% per annum cumulative, non-compounded return on invested capital, at which time all such amounts will become due and payable. For these purposes, “invested capital” means the original issue price paid for the shares of the Company’s common stock reduced by prior distributions identified as special distributions from the sale or financing of the Company’s assets. The asset management fee will be based only on the portion of the cost or value attributable to the Company’s investment in an asset if the Company does not own all of an asset.

Beginning September 26, 2012, the acquisition fee the Company pays to the Advisor for its services in connection with the selection, sourcing, investigation, due diligence and acquisition of a property or investment will be 2.50% of the purchase price. The purchase price of a property or investment equals the amount paid or allocated to the purchase, development, construction or improvement of a property, inclusive of expenses related thereto, and the amount of debt associated with such real property or investment. The purchase price allocable for a joint venture investment equals the product of (1) the purchase price of the underlying property and (2) the Company’s economic ownership percentage in, or percentage of capital provided to, the joint venture. With respect to investments in and originations of loans, the Company pays an origination fee in lieu of an acquisition fee.